AngloGold Ashanti Holdings Finance PLC

Amendment No. 1 to Schedule TO-I filed on August 1, 2013

Schedule TO-I filed on July 25, 2013

By AngloGold Ashanti Holdings Plc

File No. 005-87547

August 6, 2013

Dear Ms. Kim:

AngloGold Ashanti Holdings plc (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Amendment”) to its Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated August 2, 2013 (the “Comment Letter”), relating to the Schedule TO.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.  Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

In addition to making the EDGAR filing, a hard copy of this letter along with a courtesy copy of the Amendment are being delivered to the Staff.

Schedule TO

1.   Please revise to file any tender offer materials furnished to security holders by or on behalf of the filing persons, or advise us. Refer to Item 12 of Schedule TO and Item 1016(a)(1) of Regulation M-A.

Pursuant to Item 1016(a)(1) of Regulation M-A, the Company must file as an exhibit all tender offer materials (including any letter of transmittal) furnished to security holders. We hereby confirm that, other than the Offer to Purchase (as amended) and press releases, there are no other tender offer materials that have been furnished to security holders by or on behalf of the Company.

Offer to Purchase

2. Please advise as to why AngloGold Ashanti Limited should not be included as an offeror on the Schedule TO, or revise to add AngloGold Ashanti Limited as an offeror and include all of the information required by Schedule TO as to AngloGold Ashanti Limited and any control persons. In this regard, we note that it appears that the offer is being made on behalf of AngloGold Ashanti Limited. We note that the convertible bonds are convertible into American Depositary Shares of AngloGold Ashanti Limited. In addition, AngloGold Ashanti Limited is the guarantor of the convertible bonds and the guarantor of the new notes which will finance the offer. We also note that on page 26, the disclosure states that the bonds have been accounted for in AngloGold Ashanti Limited’s financial statements as a short-term liability (debt) and the offer will result in the extinguishment of its short-term liability with respect to the bonds. Refer to Section II.D.2. of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000).

AngloGold Ashanti Limited (“Limited”) has not been included as an offeror in the tender offer because the Company has concluded that Limited is neither a person making the offer nor on whose behalf the offer is made.  In reaching this conclusion, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer.  (While the tender offer is not subject to Regulation 14D and therefore the term “bidder” is not directly applicable, we acknowledge that Instruction K to Schedule TO defines “offeror” in a way similar to the term “bidder” and in the CIRP itself, the Staff indicates that “A similar analysis of bidder status is made in a tender offer subject only to Regulation 14E.”)  In determining that Limited should not be included as an offeror, the Company considered the following relevant factors.

The Company is an established entity with substantive operations

The CIRP states that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the Staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control person are bidders.”

The Company was incorporated on January 10, 1992, as a private limited company under the Companies Act 1931 of the Isle of Man.  While the Company is a wholly owned subsidiary of Limited, five of the six members of the board of directors of the Company are independent of Limited and its subsidiaries, and a majority of these individuals are Isle of Man residents. The management team (including the managing director) and all of the employees of the Company are also independent of Limited and are based in the Isle of Man.

The Company holds all of AngloGold Ashanti group’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia).  For the fiscal year ended and as of December 31, 2012, the Company’s consolidated annual revenue was approximately $4,159 million and it had consolidated total assets of $9,097 million.

The Company currently has substantial financial resources, including the proceeds of its recent bond offering that closed on July 30, 2013, and it will finance the offer and the related fees and expenses solely through its own cash on hand.

As such, the offer is substantially different from the type of tender offers that we believe resulted in the Staff’s interpretive guidance set forth in Section II.D.2 of the CIRP (i.e., a party seeking to obtain control of a target by forming a special purpose acquisition vehicle that would obtain beneficial ownership of the target’s securities via a tender offer).

Adding Limited as an offeror to the Schedule TO will not result in investors receiving material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO.

Adding Limited as a named offeror would not result in the investors receiving material information about the tender offer that is not already disclosed or incorporated by reference in the Schedule TO.  There are no other sources of cash or financing at Limited that could be used to pay for tendered securities in the tender offer, nor have there been any transactions in the subject securities involving Limited.  Moreover, since Limited is already subject to the controlling person liability provisions of Section 20 of the Securities Exchange Act of 1934,  there would be no added benefit to security holders to include Limited as an offeror.

Limited will not beneficially own the convertible bonds purchased in the Tender Offer

As disclosed on page 26 of the Offer to Purchase, upon acceptance of and purchase by the Company in the tender offer, “all Bonds validly tendered and accepted in the Offer will be retired and cancelled in due course.”

While Limited is the issuer of the ADSs into which the convertible bonds are exchangeable, and is the guarantor of both the convertible bonds subject to the tender offer and also the new bonds issued by the Company, the benefits to Limited as an entity of the tender offer are remote and incidental

While the convertible bonds are exchangeable for ADSs of Limited, the strike price in the convertible bonds is $47.6126 and the closing price of the ADSs on the New York Stock Exchange on Friday, August 2, 2013 was $12.55.  Accordingly, the convertible bonds are substantially out-of-the-money, and therefore any impact to Limited in its capacity as the issuer of ADSs as a result of the tender offer is non-existent.

Moreover, while it is true that the convertible bonds are shown as a short term liability on its consolidated balance sheet, they are there not because of the guarantee by Limited but rather because the bonds are the direct obligations of Limited’s consolidated subsidiary, AngloGold Ashanti Holdings Finance plc (the issuer of the bonds) and are due for settlement of the consolidated portion within a period of twelve-months.  The majority of the consolidated liquid assets of Limited is held by the Company and its subsidiaries (including AngloGold Ashanti Holdings Finance plc), and it is from those sources that the payment in full of the convertible bonds was always expected by security holders.  The Company believes that neither Limited nor the security holders ever expected that the guarantee of the convertible bonds would be called upon.

Adding Limited as an offeror will require the approval of the South African Reserve Bank which could result in delays in completing the tender offer and allowing security holders to cash out of their existing investment

In order to sign the Schedule TO as an additional offeror, Limited will have to seek and obtain the approval of the South African Reserve Bank, which would likely necessitate extending the expiration of the tender offer.  While we recognize that such a possibility is not in and of itself germane to the analysis of whether an entity should be added as an offeror, we would submit that in this case, such a delay could unnecessarily thwart the interests of security holders, as described below.

In connection with the marketing of the new bonds, the use of proceeds of which included the possible purchase of the convertible bonds without reference to timing, the Company understands that many prospective investors (many of whom also were holders of the convertible bonds) expressed some reservation about investing in the new bonds unless there was greater certainty about the timing of the repurchase or repayment of the convertible bonds.  The Company’s understanding is that these investors were concerned about having too much credit exposure to AngloGold while both series of bonds were outstanding.  As a result, in order to assist in the execution of the new financing, the Company concluded that it would commence a tender offer for the convertible bonds. The Company believes that the benefits to the security holders of having Limited added as an offeror, if any, are outweighed by the potential costs to investors resulting from possible delays in completing the tender offer.

For the reasons set forth above, it is respectfully submitted that AngloGold Ashanti Limited should not be identified or included as an additional offeror in the tender offer.

Summary Terms of the Offer

Who is making the Offer, page 3

3. Please revise to disclose whether AngloGold Ashanti Holdings plc is a wholly owned subsidiary of AngloGold Ashanti Limited, the guarantor of the bonds.

We have revised the Offer to Purchase and the exhibits to Schedule TO via the Supplement No. 2 to the Offer to Purchase and the Amendment in response to the Staff’s comment to clarify that the Company is a wholly owned subsidiary of AngloGold Ashanti Limited.

Source and Amount of Funds, page 20

4. Please revise to update this section to clarify that the cash proceeds received from the new note offering will be used to purchase all of the outstanding convertible bonds, assuming all convertible bonds are tendered in the offer.

We have revised the Offer to Purchase and the exhibits to Schedule TO via the Supplement No. 2 to the Offer to Purchase and the Amendment in response to the Staff’s comment to clarify that the cash proceeds received from the Company’s new notes offering will be used to purchase all of the Bonds validly tendered and not validly withdrawn.

Miscellaneous, page 30

5. We note your disclosure that the offer “will not be made to (nor will tenders be accepted from or on behalf of)” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

We have revised the Offer to Purchase and the exhibits to Schedule TO via the Supplement No. 2 to the Offer to Purchase and the Amendment in response to the Staff’s comment to clarify that the Company is referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii).

Company Acknowledgment

The Company has advised us that they acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 474-1644, or, in my absence, George Stephanakis in my London office at 44-20-7453-1040, with any questions or comments you may have regarding the Schedule TO.

Very truly yours,

/s/ William J. Whelan, III

William J. Whelan, III

Ms. Peggy Kim, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

BY FED EX

Copy with enclosures to:

AngloGold Ashanti Holdings Finance plc

1st Floor, Atlantic House

4-8 Circular Road

Douglas, Isle of Man, IM 1AG

Attention: Company Secretary

BY FED EX